Filed by City National Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Commission File No. 1-10521

Subject Company: Business Bank Corporation

         On November 15, 2006, Russell Goldsmith, Chief Executive Officer
and President of City National Corporation, gave a presentation to investors at the Merrill Lynch Banking & Financial Services Conference in
New York, New York. This presentation was accompanied by a slide presentation, a copy of which follows begins on the next page.

City National Corporation

California’s Premier Private and Business Bank®

Russell Goldsmith

President and Chief Executive Officer

Christopher J. Carey

Chief Financial Officer

Merrill Lynch Financial Services Conference

November 15, 2006

California’s Premier Private and Business Bank®

Assets:                           $14.6 billion

Market Cap:                     $3.2 billion

2005 Net Income:          $235 million

AUM/A:                          $48.5 billion

Founded:                                   1954

Member:                                  NYSE

Offices:                                          54

Regional Centers:                         12

Why City National?

A focused and successful business strategy

A compelling value proposition

Strong performance over time

A commitment to quality

Significant opportunities for continuing growth

California:  The world’s 8th largest economy

A commitment to building shareholder value

A Focused And Successful Business Strategy

Businesses:

$1 mil.-$250 mil.

Individuals:

Assets >$1 million

Income >$250K

$14.6

billion

Serving a highly
compelling clientele

A Focused And Successful Business Strategy

Industry

Specialists

Private

Banking

Commercial

Banking

Banking

Offices

Online

Capabilities

Wealth

Management

RELATIONSHIP

TEAM

CLIENT

Delivering extensive capabilities and outstanding service

A Focused And Successful Business Strategy

City National is one of only 3 banks nationwide to have
received 6 excellence awards for client satisfaction

Strong Performance Over Time

$ in millions

$146

2001

2002

$183

$567

$662

2003

$692

$187

2004

$730

$206

Net Income

Net Interest Income

Noninterest Income

2005

$821

Revenue

5-Year

CAGR

(12/31/05)

10%

$235

Revenue and net income have grown at double-digit rates

Net

Income

5-Year

CAGR

(12/31/05)

12%

A Commitment To Quality

A growing loan portfolio

Experienced management

A sound balance sheet and a strong capital position

Adequate loan reserves

Solid risk management

9-Month 2006 Trends

Strong loan growth

Superior credit quality

Solid noninterest income growth

Higher deposit costs

Loan balances grew 11 percent to $10 billion

Strong Loan Growth

At September 30, 2006

$3.8 bil.

$2.8 bil.

$2.8 bil.

$0.6 bil.

28.3%

28.2%

37.7%

5.8%

Superior Credit Quality

Nonaccrual loans are lower than they’ve been in 15 years

NPAs /
loans & OREO

1.66%

1.96%

(0.10)%

0.69%

0.07%

1.75%

0.54%

0.41%

Allowance for

loan losses /

outstanding
loans

Net charge-offs
(recoveries) to
avg. loans

0.41%

0.89%

1.88%

2001          2002         2003        2004         2005        3Q06

0.36%

0.54%

1.98%

0.16%

1.59%

0.19%

(0.08)%

  Excluding syndicated non-relationship commercial and purchased media and telecom loans

0.24%

0.33%

0.12%

Solid Noninterest Income Growth

Managed

Assets

5-Year

CAGR

(12/31/05)

24%

Admin.

Assets

5-Year

CAGR

(12/31/05)

17%

$15.2

$13.6

*  Excludes $2.9 billion and $7.8 billion of assets under management for the investment affiliates in which CYN held minority ownership interests as of December 31, 2003 and
September 30, 2006, respectively.

Double-digit fee income growth was led by wealth management

$ in billions

$11.1

$7.7

2003
$28.8*

2001
$18.8

3Q06
$48.5*

$21.1

$27.4

An Exceptional Deposit Base

City National has nearly $12 billion in deposit balances

At September 30, 2006

Noninterest-Bearing
Deposits

CDs >$100K

Interest-Bearing
Deposits <$100K

$4.3 bil.

$2.0 bil.

$5.6 bil.

17%

36%

47%

Our net interest margin is among the industry’s highest

An Exceptional Deposit Base

Source: SNL Financial

Significant Opportunities For Continuing Growth

We serve California – the world’s 8th largest economy

11 counties

27 million people

150,000 businesses

415,000 millionaire households

Plus New York City

Significant Opportunities For Continuing Growth

1.  New York et al, NY-NJ-PA                      370,918

2.  Los Angeles/Orange County, CA      198,882

3.  Chicago et al, IL-IN-WI                            167,158

4.  Washington et al, DC-VA-MD-WV         124,675

5.  Philadelphia et al, PA-NJ-DE-MD           111,152

6.  San Francisco/Oakland, CA                101,061

16.San Diego/Carlsbad, CA                      52,789

19.Riverside, CA                                          47,497

37. Las Vegas, NV                                       24,651

415,000 California households with assets of $1 million or more

Source: Phoenix Marketing International, AMS 2005

Significant Opportunities For Continuing Growth

A company on the move…

Hiring proven performers

Escalating the sales culture

Launching remote deposit capture

Rolling out new deposit products

Growing wealth management

Opening “new-generation” offices

Broadening international capabilities

Introducing equipment leasing solutions

Strengthening risk management

Significant Opportunities For Continuing Growth

Acquisitions are important to City National’s growth strategy

A disciplined acquisition strategy

A series of successful acquisitions since 1995

8 banks

10 asset managers

1 trust company

The addition of Independence Investments in 2006

Business Bank of Nevada*

Advances business strategy

Provides immediate operating scale

Offices:              7

Assets:               $490 million

Loans:                  $380 million

Deposits:       $428 million

NIM:                          5.94%

Meets criteria of fit, focus and price

Retains experienced management team

A Commitment To Shareholder Value

Comparing 10-year total returns – annual equivalents*

10.20%

S&P 500 Bank Index

7.31%

Nasdaq Composite Index

8.63%

S&P 500 Index

8.87%

Russell 3000 Index

9.31%

Dow Jones Industrial Avg.

13.79%

S&P Mid Cap Index

16.38%

City National Corp.

*Annualized average total return from October 31, 1996 to October 31, 2006;
total return reflects stock price appreciation and assumes dividend reinvestment.
Data source: Bloomberg

A Commitment To Shareholder Value

Prudent capital management and a strong balance sheet

9.5%

6.4%

12.5%

10.1%

14.2%

8.2%

Equity to
Total Assets

Total Risk-Based
Ratio

Tangible Equity to
Tangible Assets

CYN

Avg. 50 Largest

    At September 30, 2006
Source: SNL Financial

A Commitment To Shareholder Value

City National has continued to buy back stock

2003

2004

2005

9M06

# of Shares
Repurchased
(in millions)

Average
Price/Share

$43

$59

$69

$69

1.0

0.7

0.6

2.1

A Commitment To Quality

Strong performance over time

Experienced management

Excellent client base

Outstanding service

Escalating sales culture

Significant growth opportunities in leading markets

Solid capital position

Commitment to shareholder value

* Additional Information About
The Business Bank of Nevada Transaction

City National Corporation and Business Bank Corporation will file a proxy statement/prospectus and other relevant documents concerning the merger with the United
States Securities and Exchange Commission (SEC).  WE URGE INVESTORS TO READ
THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY
OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE
MERGER OR INCORPORATED BY REFERENCE IN THE PROXY
STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION.

Investors will be able to obtain City National Corporation documents free of charge at the
SEC's web site (www.sec.gov).  In addition, documents filed with the SEC by City National
Corporation will be available free of charge from the company’s Investor Relations
Department at (213) 673-7615.  Business Bank Corporation stockholder documents will be available free of charge from Business Bank Corporation’s Investor Relations Department at
(702) 952-4415.

* Additional Information About
The Business Bank Nevada Transaction

The directors, executive officers, and certain other members of management and employees of Business Bank Corporation are participants in the solicitation of proxies in favor of the merger from the stockholders of Business Bank Corporation.  Information about the directors and executive officers of Business Bank Corporation is set forth in the proxy statement for its
2006 annual meeting of stockholders, which is available on Business Bank Corporation’s website at www.bbnv.com, under the heading “Investor Relations.”  Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

This presentation contains forward-looking statements about the company, for which the company claims the protection of the safe harbor provisions contained in the Private
Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s knowledge and belief as of today and include information concerning the company’s possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties.  A number of factors, some of which are beyond the company’s ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. These factors include (1) changes in interest rates, (2) significant changes in banking laws or regulations, (3) increased competition in the company’s markets,
(4) other-than-expected credit losses due to business losses, real estate cycles or other economic events, (5) earthquake or other natural disasters affecting the condition of real estate collateral, (6) the effect of acquisitions and integration of acquired businesses and de novo branching efforts, (7) the impact of changes in regulatory, judicial or legislative tax treatment of business transactions, (8) changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or regulatory agencies, and (9)
general business and economic conditions, including movements in interest rates, the slope of the yield curve and changes in business formation and growth, commercial real estate development and real estate prices.

Forward-looking statements speak only as of the date they are made, and the company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the statements are made, or to update earnings guidance, including the factors that influence earnings. For a more complete discussion of these risks and uncertainties, see the company’s Annual Report on Form 10-K for the year ended December
31, 2005 and particularly Part I, Item 1A, titled “Risk Factors.”

Forward-Looking Statements

City National Corporation

California’s Premier Private and Business Bank®